Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com



News Release

Inland Real Estate Corporation (Investors/Analysts):	Inland Communications, Inc. (Media):
Trista Hertz, Director of Investor Relations	Rick Fox, Media Relations Coordinator
(630) 218-7364	(630) 218-8000 x4896
hertz@inlandrealestate.com	rfox@inlandgroup.com

INLAND REAL ESTATE CORPORATION
ANNOUNCES EARNINGS PER SHARE OF $0.21
AND FUNDS FROM OPERATIONS PER SHARE OF $0.30
FOR THIRD QUARTER 2004

OAK BROOK, Ill. (November 3, 2004) – Inland Real Estate Corporation (NYSE: IRC) today announced its financial results for the third quarter ended September 30, 2004.

Highlights

- For the three months ended September 30, 2004, net income was $13.9 million, an increase of 27.5% compared to the three months ended September 30, 2003. For the three months ended September 30, 2004, net income per common share (basic and diluted) was $0.21, an increase of 23.5% compared to the three months ended September 30, 2003.

- For the three months ended September 30, 2004, funds from operations ("FFO") was $20.2 million, an increase of 1.5% compared to the three months ended September 30, 2003. For the three months ended September 30, 2004, FFO per common share (basic and diluted) was $0.30, the same FFO per common share (basic and diluted) for the three months ended September 30, 2003.

- As of September 30, 2004, the Company's portfolio was 96.3% leased, compared to 95.3% leased as of September 30, 2003.

- During the third quarter 2004, 83 new and renewal leases were executed for the rental of 480,000 square feet in the aggregate.

Financial Results
The Company reported that FFO, a widely accepted measure of performance for real estate investment trusts ("REITs"), for the three- and nine-months ended September 30, 2004 was $20.2 million and $60.8 million, respectively, an increase of 1.5% and 7.2% compared to $19.9 million $56.7 million for the three- and nine-months ended September 30, 2003. On a per share basis, FFO was $0.30 and $0.92 (basic and diluted) for the three- and nine-months ended September 30, 2004, the same amount per share for the three months ended September 30, 2003 and an increase of 5.7% compared to $0.87 per share (basic and diluted) for the nine-months ended September 30, 2003.

The Company also reported that net income was $13.9 million (including gains on sales of properties of $3.5 million) and $37.0 million (including gains on sales of properties of $4.5 million) for the three- and nine-months ended September 30, 2004, an increase of 27.5% and 19.4% compared to net income of $10.9 million and $31.0 million for the three- and nine-months ended September 30, 2003. On a per share basis, net income was $0.21 and $0.56 per share (basic and diluted) for the three- and nine-months ended September 30, 2004, respectively, an increase of 23.5% and 16.7% compared to $0.17 and $0.48 per share (basic and diluted) for the three- and nine-months ended September 30, 2003. The increase in net income for the three- and nine-months ended September 30, 2004 is primarily due to gains on the sale of properties during the quarter, partially offset by the costs associated with the listing of the Company's shares on the New York Stock Exchange in the amount of $0.8 million, or $0.01 per common share. A reconciliation of FFO to net income and FFO per share to net income per share is provided at the end of this press release.

"In the third quarter we saw continued strong leasing activity, which has resulted in overall occupancy of more than 96%," said Robert D. Parks, the Company's President and Chief Executive Officer. "Year-to-date, we have leased 1.1 million square feet in new and renewal leases, including 480,000 square feet leased in the third quarter, an improvement from our 2003 leasing results."

Portfolio Performance
Total revenues increased 12.7% to $46.9 million for the three-months ended September 30, 2004 from $41.6 million for the three-months ended September 30, 2003. Total revenues increased primarily due to the addition of new retail properties acquired both last year and this year. The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three- and nine-month periods during each year. A total of 121 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties. Same-store net operating income increased 2.0% (GAAP basis) to $29.4 million for the three-months ended September 30, 2004 compared to $28.9 million for the three-months ended September 30, 2003. This increase is primarily the result of an increase in occupancy and positive spreads in leasing rates obtained during the period. As of September 30, 2004, occupancy for the Company's same-store portfolio was 95.1% compared to occupancy of 93.6% as of September 30, 2003.

Total revenues increased 10.7% to $140.1 million for the nine-months ended September 30, 2004 from $126.6 million for the nine-months ended September 30, 2003. Total revenues increased primarily due to the addition of revenues from ten retail properties acquired in 2003 and year-to-date 2004. Same-store net operating income increased 3.0% (GAAP basis) to $88.6 million for the nine-months ended September 30, 2004 compared to $86.0 million for the nine-months ended September 30, 2003. This increase is primarily due to favorable leasing and renewal results.

EBITDA increased 0.6% to $31.0 million for the three-months ended September 30, 2004, compared to $30.8 million for the three-months ended September 30, 2003, primarily due to new acquisitions. EBITDA increased 7.1% to $94.0 million for the nine-months ended September 30, 2004, compared to $87.8 million for the nine-months ended September 30, 2003, primarily due to acquisitions and positive leasing results.

EBITDA is defined as earnings (or losses) from continuing operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation; and (4) amortization. A table reconciling EBITDA to income from operations is provided at the end of this press release. The Company uses EBITDA as a supplemental measure of its financial performance because it excludes expenses the Company believes may not be indicative of its operating performance. By excluding interest expense, EBITDA measures the Company's financial performance regardless of how it finances its operations and capital structure. By excluding depreciation and amortization expense, the Company believes it can more accurately assess the performance of its portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain the Company's properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net income and may be calculated differently by other REITs.

Balance Sheet, Market Value and Liquidity

EBITDA coverage of interest expense was 2.9 times for the three- and nine-months ended September 30, 2004. The Company has provided EBITDA and the related non-GAAP coverage ratios as supplemental disclosure because the Company believes such disclosure provides useful information regarding the Company's ability to service and incur debt.

At September 30, 2004, the Company had an equity market capitalization of $980.1 million and $756.3 million of total debt outstanding for a total market capitalization of $1.7 billion and a debt-to-total market capitalization percentage of 43.6%. The interest rate on approximately 72.5% of this debt was fixed at a weighted average interest rate of 6.0%. At September 30, 2004, the Company had approximately $40 million available for future borrowings under its unsecured line of credit, which the Company uses for acquisitions, capital improvements, tenant improvements, leasing costs and working capital.

Leasing
The Company believes that leasing activity remains strong throughout its portfolio. For the three months ended September 30, 2004, the Company executed 39 new and 44 renewal leases, aggregating approximately 480,000 square feet. The 39 new leases represent approximately 224,000 square feet with an average rental rate of $11.16 per square foot. The 44 renewal leases represent approximately 256,000 square feet with an average rental rent of $10.11 per square foot. As of September 30, 2004, the Company's portfolio was 96.3% leased compared to 95.3% leased as of September 30, 2003 and 94.9% leased as of December 31, 2003.

Acquisitions
In the third quarter 2004, the Company acquired two retail centers. Crystal Point Center is a 339,898 square foot power retail center located in Crystal Lake, Illinois, a suburb northwest of Chicago. The Company acquired this center for approximately $37.3 million. Crystal Point Center is anchored by Bed, Bath & Beyond, Borders Books & Music, Sports Authority, Best Buy, Office Depot and K-Mart.

Deer Trace II is a 24,410 square foot multi-tenant retail center located in Kohler, Wisconsin. The Company acquired Deer Trace II for approximately $4.6 million. The tenants at Deer Trace II include Pier 1 Imports, Maurices, U.S. Cellular, Great Clips and Badger Optical. Deer Trace II is the third phase of Deer Trace Shopping Center, of which the Company acquired the 105,000 square-foot multi-tenant prior phase in July 2002.

Dispositions
In the third quarter of 2004, the Company sold two retail centers, Fairview Heights Plaza, located in Fairview Heights, Illinois, and Prairie Square located in Sun Prairie, Wisconsin. Combined, these two properties represent 203,246 square feet and were sold for approximately $19.1 million, resulting in a tax-deferred gain to the Company of $3.4 million. These gains are not included in the Company's FFO calculations. Proceeds from these sales will be used to acquire new investment properties.

Joint Ventures
Effective September 23, 2004, the Company formed a strategic joint venture with an affiliate of Crow Holdings Managers, LLC to each acquire a 50% ownership interest in the 97,535 square-foot Hastings Marketplace, which is located in Hastings, Minnesota. Hastings Marketplace is anchored by a Cub Foods grocery store and was acquired for $13.2 million. The Company will be the managing member of the venture and will earn fees for providing property management and leasing services to the venture.

Effective October 8, 2004, the Company has formed a strategic joint venture with the New York State Teachers' Retirement System ("NYSTRS"). The joint venture has been formed to acquire up to $400 million of neighborhood and community retail centers located in the Company's targeted markets throughout the Midwest. Upon the initial closing, which the Company anticipates will occur in fourth quarter 2004, the Company will contribute eight retail centers with a net equity value of approximately $100 million, and NYSTRS will contribute approximately $50 million of equity capital. In addition, NYSTRS has committed to contribute, subject to satisfying certain conditions, such as lender consents, an additional $100 million for future acquisitions, for a total contribution of approximately $150 million. The Company has also agreed to invest, subject to satisfying certain conditions, such as lender consents, an additional $100 million in the joint venture. The joint venture will acquire additional assets using leverage consistent with the Company's existing business plan during the next two years to achieve its investment objectives. The Company will be the managing member of the venture and will perform the venture's property management and leasing functions. The Company will earn fees for services provided to the venture, and has the opportunity to earn an enhanced return if certain performance hurdles are met.

Capital Markets
In August, September and October 2004, the Company paid cash dividends of $0.08, $0.08, and $0.077 per common share, respectively.

Guidance
The Company expects that its FFO per share (basic and diluted) for fiscal year 2004 will be between $1.23 and $1.25. The Company has lowered the high end of the range from $1.27 to reflect the non-recurring organizational expenses relating to the completion and formation of the two previously announced joint ventures.

Conference Call
The Company will host a management conference call to discuss its financial results at 1:00 p.m. CST (2:00 p.m. EST) on Thursday, November 4, 2004. The conference call can be accessed by dialing 800-299-7635, or 617-786-2901 for international callers. The conference call passcode is 42118969. The Company suggests that participants dial in at least ten minutes prior to the scheduled start of the call. The conference call will also be available via live webcast on the Company's website at http://www.inlandrealestate.com. Hosting the conference call for the Company will be Robert D. Parks, President and Chief Executive Officer; Mark E. Zalatoris, Chief Operating Officer; and Brett A. Brown, Chief Financial Officer.

The conference call will be recorded and available for replay beginning at 3:00 p.m. CST (4:00 p.m. EST) on November 4, 2004, and will be available until midnight on Thursday, November 11, 2004. Interested parties can access the replay of the conference call by dialing 888-286-8010, or 617-801-6888 for international callers. The replay passcode is 13181692.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust that currently owns 139 neighborhood, community and single-tenant retail centers, totaling approximately 12 million square feet, located primarily in the midwestern United States. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three- and nine-months ended September 30, 2004, is available on its website at http://www.inlandrealestate.com.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. For a more complete discussion of these risks and uncertainties, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2003. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
September 30, 2004 (unaudited) and December 31, 2003 (audited)
(In thousands, except per share data)

<u>Assets</u>

		September 30, 2004 (unaudited)	December 31, 2003 (audited)
Investment properties:			
Land	$	354,855	346,088
Construction in progress		1,619	-
Building and improvements		948,767	920,543
		1,305,241	1,266,631
Less accumulated depreciation		169,535	147,342
Net investment properties		1,135,706	1,119,289
Cash and cash equivalents		39,067	58,388
Investment in securities (net of an unrealized gain of $229 and $1,502 at September 30, 2004 and December 31, 2003, respectively)		6,828	12,041
Assets held for sale (net of accumulated depreciation of $4,252 and $2,835 at September 30, 2004 and December 31, 2003, respectively)		20,898	14,444
Restricted cash		5,668	13,329
Accounts and rents receivable (net of provision for doubtful accounts of $2,595 and $2,966 at September 30, 2004 and December 31, 2003, respectively)		34,381	30,021
Investment in and advances to joint venture		1,785	8,392
Deposits and other assets		2,816	1,942
Acquired above market lease intangibles (net of accumulated amortization of $1,555 and $934 at September 30, 2004 and December 31, 2003, respectively)		6,053	5,773
Acquired in-place lease intangibles (net of accumulated amortization of $1,795 and $741 at September 30, 2004 and December 31, 2003, respectively)		18,747	10,414
Leasing fees (net of accumulated amortization of $1,799 and $1,368 at September 30, 2004 and December 31, 2003, respectively)		2,308	1,991
Loan fees (net of accumulated amortization of $6,796 and $5,096 at September 30, 2004 and December 31, 2003, respectively)		4,071	4,632
Total assets	$	1,278,328	1,280,656

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets (continued)
September 30, 2004 (unaudited) and December 31, 2003 (audited)
(In thousands, except per share data)

Liabilities and Stockholders' Equity

	September 30, 2004 (unaudited)	December 31, 2003 (audited)
Liabilities:		
Accounts payable and accrued expenses	$ 2,964	1,994
Acquired below market lease intangibles (net of accumulated amortization of $2,558 and $1,459 at September 30, 2004 and December 31, 2003, respectively)	8,220	8,155
Accrued interest	2,074	1,810
Accrued real estate taxes	27,312	25,493
Dividends payable	5,311	5,406
Security and other deposits	2,568	2,485
Mortgages payable	631,528	615,512
Line of credit	110,000	135,000
Prepaid rents and unearned income	3,009	3,151
Liabilities associated with assets held for sale, including mortgages payable	10,419	7,742
Other liabilities	1,223	2,440
Total liabilities	804,628	809,188
Minority interest	20,174	20,973
Redeemable common stock relating to Put Agreement at December 31, 2003 (3,932 Shares)	-	35,000
Stockholders' Equity:		
Preferred stock, $.01 par value, 6,000 Shares authorized; none issued and outstanding at September 30, 2004 and December 31, 2003	-	-
Common stock, $.01 par value, 100,000 Shares authorized; 66,903 and 61,660 Shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	669	617
Additional paid-in capital (net of offering costs of $58,816 and redeemable common stock relating to Put Agreement of $35,000 at December 31, 2003)	641,683	592,169
Deferred stock compensation	(610)	(48)
Accumulated distributions in excess of net income	(188,445)	(178,745)
Accumulated other comprehensive income	229	1,502
Total stockholders' equity	453,526	415,495
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 1,278,328	1,280,656

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three and nine months ended September 30, 2004 and 2003
(In thousands, except per share data)
(unaudited)

		Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Revenues					
Rental income	$	34,475	31,003	100,470	91,550
Tenant recoveries		12,162	10,503	38,387	34,287
Lease termination income		90	-	708	369
Other property income		166	116	543	435
Total revenues		46,893	41,622	140,108	126,641
Expenses:					
Property operating expenses		5,847	4,736	18,354	15,169
Real estate tax expense		8,324	6,766	24,421	22,884
Bad debt expense		200	200	509	1,434
Depreciation and amortization expense		9,945	8,751	28,747	25,151
Stock exchange listing expenses		83	-	823	-
General and administrative expenses		1,979	1,474	5,936	4,285
Total expenses		26,378	21,927	78,790	68,923
Operating income		20,515	19,695	61,318	57,718
Other income		583	373	2,241	1,087
Interest expense		(10,507)	(9,884)	(31,819)	(29,119)
Gain from continuing operations		76	-	76	-
Minority interest		(206)	(34)	(641)	(392)
Equity in earnings of unconsolidated joint ventures		(328)	(56)	(328)	(188)
Income from continuing operations		10,133	10,094	30,847	29,106
Discontinued operations:					
Income from discontinued operations (including gain on sale of investment properties of $3,426 for the three months ended September 30, 2004 and $4,465 and $3 for the nine months ended September 30, 2004 and 2003, respectively)		3,741	837	6,188	1,911
Net income available to common stockholders		13,874	10,931	37,035	31,017
Other comprehensive income:					
Unrealized gain (loss) on investment securities		112	(64)	(1,273)	329
Comprehensive income	$	13,986	10,867	35,763	31,346

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three and nine months ended September 30, 2004 and 2003
(In thousands, except per share data)
(unaudited)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Basic and diluted earnings available to common shares per weighted-average common shares:				
Income from continuing operations	$ 0.15	0.16	0.47	0.45
Discontinued operations	0.06	0.01	0.09	0.03
Net income available to common stockholders per weighted average common shares – basic and diluted	$ 0.21	0.17	0.56	0.48
Weighted average number of common shares outstanding – basic	66,770	65,197	66,285	64,921
Weighted average number of common shares outstanding – diluted	66,820	65,201	66,335	64,925

Funds From Operations

We consider funds from operations ("FFO") a widely accepted and appropriate measure of performance for a REIT that provides a supplemental measure of a REIT's operating performance because along with cash flows from operating, investing and financing activities it provides a measure of a REIT's ability to incur and service debt and make capital expenditures and acquisitions. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. FFO is used in certain employment agreements to determine incentives received based on our performance. We also use FFO to compare our performance to that of other REIT's in our peer group. Additionally, we use FFO in conjunction with our acquisition policy to determine investment capitalization strategy. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods (in thousands, except per share data):

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Net income available to common stockholders	$ 13,874	10,931	37,035	31,017
Gain on sale of investment properties	(3,502)	-	(4,541)	(3)
Equity in depreciation of unconsolidated joint ventures	-	66	-	107
Amortization on in-place lease intangibles	451	208	1,119	383
Amortization on leasing commissions	315	146	704	377
Depreciation, net of minority interest	9,028	8,510	26,516	24,868
Funds From Operations	$ 20,166	19,861	60,833	56,749
Net income available to common stockholders per weighted average common share, basic and diluted	$ 0.21	0.17	0.56	0.48
Funds From Operations, per weighted average common share, basic and diluted	$ 0.30	0.30	0.92	0.87
Weighted average number of common shares outstanding, basic	66,770	65,197	66,285	64,921
Weighted average number of common shares outstanding, diluted	66,820	65,201	66,335	64,925

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA is defined as earnings (losses) from continuing operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation; and (4) amortization. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs. The following table reflects EBITDA for the periods presented (dollars in thousands):

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Income From Operations	$ 10,133	10,094	30,847	29,106
Income From Discontinued Operations	(76)	-	1,723	1,908
Loss From Unconsolidated Ventures	315	(56)	(328)	(188)
Interest Expense	10,507	9,884	31,819	29,119
Interest Expense Associated with Discontinued Operations	284	549	802	1,075
Interest Expense Associated with Unconsolidated Ventures	23	183	23	300
Depreciation and Amortization	9,945	8,751	28,747	25,151
Depreciation and Amortization Associated with Discontinued Operations	161	523	406	1,211
Depreciation and Amortization Associated with Unconsolidated Ventures	-	40	-	107
EBITDA	$ 30,964	30,805	93,963	87,789
Total Interest Expense	$ 10,814	10,616	32,644	30,494
EBITDA: Interest Expense Coverage Ratio	2.9	2.9	2.9	2.9